CONFLICT OFINTEREST POLICY

AS ADOPTED BY THE BOARD OF DIRECTORS OF VANGUARD MINERALS CORPORATION ON JULY 30, 2010

Effective as of  July 30, 2010, the Board of Directors of Vanguard Minerals Corporation,  a Nevada corporation hereby adopts this Conflict of Interest Policy:

Preamble,

We believe that it is important that our shareholders and other stakeholders have confidence that decisions we make are in the best long term interest of all stakeholders.  We wish to avoid the reality or the appearance of a conflict of interest in our board of directors between their duties as directors and any personal financial interests that they may have. Of course, it is impossible to completely eliminate such conflicts, but we would like to adopt a policy that we believe can minimize the potential for such conflicts relative to our current decision making process as governed by Nevada law.

Toward that end, we have adopted this policy in order to promote a corporate culture of transparency and in order to demonstrate our commitment to our stakeholders to attempt to minimize the impact of these sorts of conflicts.

It is therefore resolved that:

CONFLICT POLICY

1. Independent Directors.  As soon as practicable, but no later than 90 days from the date of this resolution, the board of directors shall have used its best efforts to add one or more independent directors.  An independent director shall be one who meets the current NASDAQ definition of an Independent Director under its corporate governance rules.

2. Related Party Transactions. Any material business transaction with a related party shall be approved  in advance by a majority of independent directors of Vanguard, consisting of at least one independent director.  A material business transaction  is defined as a transaction whereby Vanguard issues any stock or any obligation to issue stock, warrants, options, incurs any indebtedness or any obligation to take on indebtedness in the future where the value of the transaction is greater than $25,000.   In addition, special rules apply for a Major Transaction, that is a related party material transaction where the aggregate value of the transaction  is $250,000 or more.  For these major transaction, in addition to approval by a majority of  independent directors, the board must also solicit and receive an independent third party valuation of the proposed transaction that indicates that the proposed transaction is fair to Vanguard shareholders.

We define a related party to be any party that a director or an immediate family member of a director:

1. Has a material financial interest in consisting of more than 5% of the issued and outstanding stock or options to purchase the same within the last three years or has received more than $60,000 in compensation from within the last three years.

2. Serves currently or has served within the last three years as an officer, director or employee of the party.

3. Owes, is owed, or has been owed or has owed more than $60,000 during the past three years for any loan, indemnity, guarantee or other arrangement of direct or contingent liability.

Adopted this 30th of July, 2010 at a duly constituted meeting of the board of directors of Vanguard Minerals Corporation by:

/s/ James Price
James Price
Sole Director